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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-27034

Vanguard Airlines, Inc.

(Exact name of registrant as specified in its charter)

7667 NW Prairie View Road, Suite 205, Kansas City, MO 64153,(775) 363-1450

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☒ Rule 12h-3(b)(1)(i) ☐

Rule 12g-4(a)(1)(ii) ☐ Rule 12h-3(b)(1)(ii) ☐

Rule 12g-4(a)(2)(i) ☐ Rule 12h-3(b)(2)(i) ☐

Rule 12g-4(a)(2)(ii) ☐ Rule 12h-3(b)(2)(ii) ☐

Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934 Vanguard Airlines, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 14, 2004 /s/ David A. Rescino

By: David A. Rescino

President and Chief Financial Officer

SEC 2069 (09-03)

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